Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Del Monte will file a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. You will be able to obtain documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain documents filed by Del Monte with the SEC by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382. In addition, you may obtain documents filed by Heinz with the SEC by requesting them in writing from HJ Heinz Company, P.O. Box 57, Pittsburgh, PA 15230, Attention: Karyll A. Davis, or by telephone at 412-456-5770.

Del Monte and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Del Monte shareholders. A list of the names of those directors and executive officers and descriptions of their interests in Del Monte is contained in the Company’s proxy statement-prospectus which will be filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

This presentation contains forward-looking statements conveying management’s expectations as to the future based on plans, estimates and projections at the time the statements are made. Forward-looking statements involve inherent risks and uncertainties and Del Monte cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained herein include statements about future benefits of the pending merger and future financial operating results. Factors relating to future benefits of the pending merger that could cause actual results to differ materially from those described herein include, among others: the inability to obtain shareholder or regulatory approvals, including without limitation a private letter ruling from the Internal Revenue Service; actions of the U.S., foreign and local governments; the success of the business integration in a timely and cost-effective manner; and other factors. Certain of these factors are described in more detail in Del Monte and Heinz’s respective filings with the SEC, including Del Monte’s annual report on Form 10-K for the fiscal year ended June 30, 2001 and Heinz’s annual report on Form 10-K for the fiscal year ended May 2, 2001, in each case as updated from time to time by Del Monte and Heinz in their respective subsequent filings with the SEC. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither Del Monte nor Heinz undertakes to update any of these statements in light of new information or future events.

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Transcript of the June 13, 2002, Del Monte Foods Company Analyst Presentation, Conference Call and Webcast.

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OPERATOR: Ladies and gentlemen, please continue to stand by for your Del Monte Foods <Company: Del Monte Foods Company; Ticker: DLM; URL: http://www.delmonte.com/> conference call. Your conference will begin shortly.

Good day, ladies and gentlemen, and welcome to the Del Monte Foods analyst and investors meeting. At this time all participants are in a listen-only mode, and later we will conduct a question-and-answer session. If you should have a question at that time, please press the number one key on your touch-tone telephone. If your question has been answered, please press the pound key on your touch-tone telephone. If you should need further assistance, please press the star followed by the zero on your touch-tone telephone.

As a reminder, this conference call is being recorded. I will now connect you into the conference; you will be listening to the auditorium until the first speaker begins. Thank you.

TOM GIBBONS, SENIOR VICE PRESIDENT AND TREASURER, DEL MONTE FOODS: Ready? Good morning. I’m Tom Gibbons, Senior Vice President and Treasurer of Del Monte Foods. And I’d like to thank everyone for joining us here this morning.

I’d like to welcome our Del Monte analysts and shareholders, and I’d especially like to welcome our Heinz analysts and shareholders, who will soon be owners of the new Del Monte. We also have members of the media joining us today on a listen-only mode on the call.

For those of you who don’t know us, let me introduce the rest of the — for those of you that don’t know us, let me introduce the rest of the Del Monte management team here today. First Rick Wolford, Del Monte’s Chairman and CEO. Rick has 35 years in the food industry, the last five of which have been spent as CEO of Del Monte Foods. Dave Meyers, our Chief Financial Officer has 28 years in the food industry, the last 12 at Del Monte. Also here today is Bill Spain, our Senior Vice President of Corporate Communications. A lot of years here and but most importantly the management team at Del Monte has over 200 years of combined experience. So there’s a very deep and experienced team that will be executing on the strategy that Rick will be talking about today.

So with that, let me introduce our Chairman and CEO, Rick Wolford.

RICK WOLFORD, CHAIRMAN AND CEO, DEL MONTE FOODS: Thank you, Tom. And I’d like to welcome everyone. This is our first meeting as Tom said of the new Del Monte, it’s the first time I will have an opportunity to share with you some of our thoughts about these businesses, needless to say today really is a very exciting day for our company. And I think a very good day for shareholders who will be part of this company going forward.

When you — I’d like to get through this slide quickly — 35 years went very quickly. When you look at what this new company will be, let’s describe it here at the outset. We’ll be merging with — we’ll be merging certain non-core assets of Heinz into our business. The Del Monte team will provide some strategic leadership here in the combined businesses. But very importantly, we have some very, very good Heinz management and very strong business expertise and some great fellows and ladies will be coming over to join us in the new company. So we will be fully up and running with a team of people who have been involved with these businesses for a period of time.

The Heinz shareholders will own 74.5 percent of the new company, and the Del Monte shareholders 25.5. We are doing this, as you know, under the reverse Morris Trust process, and the timing is uncertain given the IRS. But we would expect the transaction to close by the end of the year. Here you can see the combination of the businesses. I think one of the things here graphically that’s very interesting to note is the fact that we will be in very diverse categories. You don’t have any category in excess of the 23 percent — or about 20 percent in the pet foods, and that’s really broke into two distinct businesses.

So we’ll be operating across a diverse number of categories, which obviously gives us an ability to spread our risk and take advantage of opportunities as they develop importantly in each one of these categories.

I think one of the important elements for me is that this is a transaction that’s based on sound fundamentals. These are sound marketplace and operating and supply chain fundamentals. And I think that translates into a good opportunity for the company, for their shareholders, and for all of us who work every day to make this a success. It really starts with strong brands. We’ll have multiple number one brands in large, attractive categories. In fact 75 percent of our business will be branded, two thirds of that will be as number one brand. When you think about this company, it will be a retail focused business.

We have some food service business, but that is really ancillary to our core focus. I think that’s one of the things that will distinguish us from many other companies in the U.S., and that is that we are U.S. brand based, retail focused across a broad segment of categories. We will be well positioned in the center store, and I think our brands, the fact that we will be in every important grocery aisle, certainly every aisle that’s important to us. But we will be in every important grocery aisle, which will give us a great opportunity, I believe, to be a great partner with our retail customers. I think that’s going to lead us in a very good direction with the trends that earned a way in the — in the industry today. I think we will be well positioned for the consolidation, I think we’ll be well positioned to work with our retail partners to build businesses mutually.

We — this combination will revitalize our — the core brands that we’re bringing into the company. It will allow us to put more energy behind the Del Monte brands. We will upgrade products and we will continue with the innovation that’s been part of Del Monte for the last five years. That kind of performance will revitalize and I think drive EPS growth. A lot of this will be driven by the synergies, which we believe are achievable. They are based on the business similarities that exist between these two sets of businesses. And they will also be driven by ongoing margin improvement.

This is a company that will have a strong cash flow; it will lead to rapid delivery, which leads us to a continued improved financial position. And importantly, this is a business that will have very strong management team, as I said. I think you have a combination of some strong strategic leadership. I think you have a combination of some very strong operating leadership, both from the Del Monte business units as well as the Heinz business units. And I think it’s a team that will succeed. As I’ve told the folks at both businesses, this is pretty straightforward.

This is a company whose size is one that all of us sitting around this table can make work. And it is a great opportunity for this management team to create I believe a very unusual situation in the U.S. food business today, which is in effect a new company that will be architected by the team itself.

In terms of sort of graphically presenting how it’s going to work, it’s really pretty straightforward. What you have is you have the Heinz assets; you have the Del Monte business assets, which will be combined. And importantly, they will be combined with the Del Monte infrastructure. This is an infrastructure that we believe is quite strong, it’s supported our business and capable of supporting a lot more across the U.S. retail business. And when you put these businesses together, supported by the — by the platform that we have at Del Monte. It will transform the business into a leading center store marketer, going across multiple categories as I said.

And it’s a company that will be characterized by branded leadership and supply chain excellence. We will be focusing on our fundamentals. The way we’ll make this thing work is straightforward. I think we’ll be able to grow revenue by reinvesting in the core brands. We will focus on growth initiatives, the pouch and tuna (ph) is an example. We will continue to innovate Atlantic Stem (ph).

At Del Monte we have had a top line growth that’s between two and — two to three percent. That has been line extension new product driven in our categories. These categories have a much higher opportunity for new products in line extension and innovation. And we’ve got some people in this new company who are great and very energetic at driving new ideas in the pet snacks and other categories, because I believe innovation will be an important part of what you see. Critical to Del Monte in our tough categories has been sales execution. That’s something we’ll be focusing on in the new company.

Those will be our objectives that drive the top line. And I think a very key part of what we’ll be able to do is to support those through resources made available by the synergies and by the ongoing cost management of our business. There are some real synergies that put the — become of that when you put together these similar businesses, and ongoing I think we’ll be able to drive significant margin improvement with aggressive cost management that we have.

As a result, I think you have a unique mid Cap Company that will be marketing into multiple categories in grocery. Our strategic objectives are really pretty straightforward; these are really our business objectives. We will be focusing on having consistent top line growth. We believe that we can expand our margins and drive EPS growth faster than our top line with the synergies, margin improvements, as well as delivering the business. And our objective will be to utilize that cash flow for long-term financial health and stockholder value.

I think another important point about the opportunity of this business is it’s a very sound platform. It’s a platform, which we can bring in additional businesses as we go forward. We have opportunities in the pet food business, pet snack business, in the baby food business. It’s been a long time since I’ve worried about that, so that’s one of my — I’ll have to learn more about what’s driving that category. What is driving that category is age, six to 18 months, and then they graduate. One of the opportunities for us actually as a side bar here is that the Del Monte brand we think we can leverage into the toddler category, so we can age in that. As a result, I need to learn more about little people.

But I do believe that this is a business that has a strong platform that will allow us to grow organically, as well as the potential of growing through acquisition. Again, focused in the categories that we are operating in.

In terms of the rationale for this transaction, I think it’s a straightforward set of factors here. The — it starts really with the similar businesses in the marketplace and supply chain. In the marketplace we both go to market the same way in a broker sales force that’s different from organizations that have tried to put together direct and broker. We will be consolidating most likely our broker operations. So we’ll have a lot of leverage there, we’ll have a lot of focus there; we’ll have a lot of scale in the marketplace.

The dynamics in the marketplace are very similar with customers and consumers. We’ll be able to drive that, remember this is North American Dry Grocery center store focus business, so there are a lot of similarities that we see there. From the supply chain basis, these are both very similar businesses, similar sets of businesses in that you’re looking at a manufacturing dry grocery operation. You acquire raw material, run it through canneries; the canneries have the same metrics for success; throughput, labor hours, quality, cost per unit. They leave the canneries and/or processing facilities, and go into an ambient distribution system, which will be common for both — for both businesses with our DC’s (ph) located around the country.

So we think these businesses are similar and fit well together. Granted the portfolio as I mentioned, we’ve got expertise in both businesses, both sets of businesses with firm (ph) management, and we have a very strong brand position, I talked about our multiple categories. We have scale and center store. We will be able to leverage the already established Del Monte infrastructure.

We have the potential I believe for significant operating improvements in a lot of these businesses, particularly the ones that will be coming over to us. They will be core to Del Monte, and we will put a lot of strategic and management energy effort against them. And we think that the final and key part of the — of this business — rationale will be the strong capital structure that we will have at the outset, but will get a lot stronger.

As we look at the financial foundation, Dave will talk more about this later. We would envision this will be accretive in EPS in the first full year. It will be a substantial cash flow generator. We’ll have a market cap in the neighborhood of about $3 billion. So we will have significant larger room for trading in our stock. And we’ll have a much broader investor base than we have had in the past.

Now what do we need to do to make this happen? Well as I’ve really talked about this before, but it’s a — it’s a straightforward process as far as I’m concerned. We need to grow our revenue, and we need to improve our margins as we go forward to deliver the performance that I think this company should deliver. The way we’re going to do that really are driven by the fundamentals of the way these companies go together and we can do.

Reinvest in under-marketed brands. These are brands that are good brands, they have good fundamentals, they have strong consumer franchise, they have a - strong equities that you can leverage. They’ve not been invested in by Heinz because of it not being a core business. It will be core to us. We’ll drive synergies, cost savings; resources allow us to invest in it. We’ll be able to support the growth initiatives I’ve talked about, and quality is going to be really key for us.

Quality at Del Monte has been consistent, it’s important. One of the issues in the pet food business has been in consistent quality commitment. The team there has already taken steps to correct that. That’s certainly the kind of consistency that we will have going forward. I firmly believe that whatever you have in the marketplace with your consumer, you need to deliver on a consistent basis.

So we’ll drive the top line by reinvesting in these core brands. And we believe that the opportunity to improve our margins with synergies and cost management is significant. Can we do that? And I think we can. If you look at the model that we have going forward, we have a substantial increase that we will be putting against media for these words brands. And at the same time you can see the bottom half of this chart, which talks to improved flavor, taste, repeat — will drive repeat purchase goes to our point of having consistent quality that meets the needs of your consumer base.

Are we able to drive share? And I think the answer to that is yes. As you can see here, these are the Del Monte statistics over the last five years. We’ve grown share in each one of our categories, and we’ve been able to do that in competitive categories where you have private label as a strong factor. We’ve been able to grow that share and increase it, and increase the premium that we’ve enjoyed over private label.

Cost reduction will come out by putting these businesses together with synergies. These synergies will — are real; Dave will talk about the timing of bringing them in. But we believe that these are synergies we’ll be able to achieve. At the same time, as I said though, we believe that we’ll be able to drive cost improvements in these businesses. Can we do that? I’m convinced we can. If you look at what Del Monte has done on this chart, we’ll bring the same execution to the new company. The blue line is our actual cost performance over this period of time, ‘98 through 2002. That’s the — for those of you who are on the call, that’s the lowest line on the chart.

It’s indexed to and compared to Del Monte line that would be our cost structure, our cost per unit without the cap ex savings. But reflects the kinds of programs we were able to put in place to keep our costs at a level substantially below the two higher lines that you see, which are inflation indices. And I would — I would offer that those inflation indices are important comparators for our business, because about 70 percent of our product costs is inflation sensitive, we have cans, we have labor, packaging. So you are sensitive to indices of inflation, and you need to be able to take steps to address that. We’ve done it at Del Monte; we plan to do it with the new Del Monte.

We’ve talked about the management team with — was nothing much like having somebody from the management team saying that we’re proven expertise. So — but I do think that you’re talking about a team that’s got a lot of experience dealing with the issues that we need to deal with in this company. And as I said, critically we have a great team of people coming over with this transaction.

In terms of the integration process, this is obviously an important process. It is a process that needs to be managed appropriately and properly. We have had a great deal of folks on this. One of the reasons why earlier today I emphasized the partnership that I believe we have with Heinz today, we have worked very, very closely and very effectively, and we appreciate their support as we have already begun to separate these businesses out from Heinz.

As business units they were distinct. That’s relatively straightforward. The challenge is for us, and what we’re doing now is moving the support services to keep these businesses operating from support that was previously provided by corporate into a defined business. That step is already in place, and so we believe that the beginnings of this integration have already begun. The process I facilitated given the similarity of our businesses, there are not a lot of — there are certainly specific technical elements that are different, but we have the same brands retail, go to market the same way with the broker sales force.

So there are not a lot of fundamentals here that are different between the businesses. I think we’ll be able to work with that well. As I said we have discreet units that can be separated. We have shared services that are already being separated and being supported. We have a Del Monte infrastructure that is scalable. We have an ability to easily and readily when they come on to the Del Monte platform, they’re working well with our process with Heinz. And this is hooking the best of both businesses.

This is truly — I’ve always had that phrase which is sort of deregur (ph) today, in a best practice. But we really in this situation we will be drawing to create a very vibrant, energetic and high performance.

Looking just briefly now and try to — an overview of the business and some of the challenges. I’m sure we will be getting into greater detail, and I know that there are certainly a few people who we’ve talk to in the past about challenges that we will be having very energetic conversations with, and we look forward to that as we go forward.

But just an overview for Del Monte, for the new Del Monte today. The business will be a 3.1 as we’ve said. You can see that the Del Monte existing business of fruit/vegetables represents about 42 percent of that. Pet food and pet snacks, seafood and soup, baby food are the remainder. I think the key points here that we — this diversity means that we are less exposed to aggressive competitive dynamics and any single business it means that we have a greater ability to support new product development and take advantages of opportunities within each one of these categories. And I think this is a business base that will be largely unaffected by cyclical developments.

The Del Monte business for those of you, who are not familiar with it, is split fruit 43 percent, tomatoes 23 percent, and vegetables about 32 percent of our business. The markets in which we sell, grocery is our largest single market, 58 percent. CMM (ph), which we — which is club mass merchant, includes Wal-Mart, now represents about 19 percent of our business has been the most fast growing over the last five years and is an important source for us. I think one of the important elements of this new business will be we are very well situated in the club mass merchant channel.

We work well with Wal-Mart, we work well with Sam’s, and we work well with Costco. Our acquisition of S&W actually improved our position with Costco. And we also work well with BJ’s (ph) back here. The new assets, these two are well positioned with these — we’re certain of these customers, and this is a company that will be well, well situated for what is the fastest growing part of the food industry.

As you can see here, food service — the internationals and the other are categories are relatively small. This is a retail business.

This is — we talked about the platform when we talked about Del Monte before. It’s — we’ve talked about it as being a brand power. One of the great statistics that I like about Del Monte is we’re in eight out of 10 American homes. When you go to a party, check the pantry. If we’re not there, you probably are dealing with somebody you don’t really feel comfortable with. When we add these other products in, if you don’t find one of our products in their pantry, get out of there.

In terms of distribution strengths, our products are sold — are sold everywhere. And our new product lines have equally as ubiquitous distribution. So we will have — we have very strong distribution base, and then as I said earlier, our operating expertise for this our company is one of our strengths. I think when you look at this platform, operating expertise, distribution strength, brand power, you can see why I believe that bringing these merged businesses onto this platform gives me a great deal of — sense of comfort. We can bring value to these businesses, this is what we do, this is what we’ve been doing, and this is what we need to do to drive these other businesses.

Let’s look at the other businesses, pet food and pet snacks. As all of you know, these are two very different categories, very different businesses. And they’re in very different situations right now in terms of their performance. In the pet food, we recognized that there are some real challenges there. I believe these are challenges that can be readily addressed. In fact I think that there are some strong steps that Heinz has already taken to address many of the issues. And if we look at what some of those issues are, the challenges, they have not invested in supporting the brands, as they would like to have.

They actually made some adjustments in quality, downward adjustments in quality in an effort to improve margins. That had a bigger impact on the volume than they had anticipated. I’m always very careful to adjust quality, that’s something you have to be very careful about. And in this case, they took a risk and as a sense realized the issues with it, have gone back to a much better quality with 9 Lives. That’s something that we will take to the market, take to the consumer, make sure they know it. A similar improvement to a lesser degree has already taken place with Kibbles 'n Bits. We will continue these positive steps that have been taken to insure that quality issues have been reduced and eliminated. That is something we shouldn’t have as a company. The strategy that we be talking about going into the pet snacks business, that is a business that is moving along very well right now. They have a lot of good growth that they have supported with strong advertising; there was also an issue about quality changing. They are leading Pupperoni, the product line, they changed manufacturing locations. There was reduction in quality. The extrusion process has changed. And as a result they lost significant market share. The new leadership there, the fellow that is coming over with us a great fellow, Todd Lockman recognizes and changed the manufacturing formula and the location of manufacture back to where it was, and there market share has gone up 50% as a result. So they have had some quality issues but they have great brands and great momentum. They have a great pipeline of new products, which is what you need in pet snacks. And how can you not like a business which has a product called Snausages. And you can say that with a straight face, this is going to be an interesting business to get into, I look forward to it. If you look at the pet food business though our challenges there are real. But they are aggressively got some great equity in Kibbles and Bits, you have great equity in 9 Lives, and some regional brands,

Skippy’s, Rewards, that I think have been part of the reduction in the category, but it is I believe that these have consolidated themselves into regional brands with some residual strength. But not a quarter of the success of this business, but I think today they are an equilibrium stage, so the issue here for us is straightforward. Make sure we have quality, support our brands, execute and merchandise in the pet food section that is a key driver of that category. I think another important point for us is the pet food business to remember is for Kibbles 'n Bits and 9-Lives are leading brands are palatability focused and positioned, that gives us a real advantage Ames and the larger part of the dog food category is nutrition orientated, we are more indulgent oriented in terms of the equity and the product line with Kibbles 'n Bits. That means we have a distinct market segment that you can focus on and we will focus on. The former management team at the pet food business kind of left that strategic equity behind. And tried to compete in a category in which you have tough competition. We have a strong segment and a strong equity that works in the indulgent, the palatability section of that category and there is a large portion of that remaining segment that will switch in and out of nutrition oriented to indulgent dog food products. I think we have a great opportunity here in the pet food business as well as the pet snack. Turning to tuna, tuna is a great position, we have a great business, Starkist is number one by a great major, it has great brand equity and again, this is an area were there are issues in these businesses. I think Heinz has already started some good steps to move to address them. The pouches that they have developed and introduced are a great value added product. The issue in this industry has been commoditized the 6 oz chunk lite has now about 3 oz of tuna in it, so it is half of a half. This is a product line in a business that is reallowed itself to go into commodity state. The value added pouch and the ability to add additional value to that kind of package is a great opportunity. The initiatives here are underway and we will continue to pursue them. I think that this private label soup and baby food is two great opportunity areas for us. Private label soup, I can hear David saying, “Oh Rick I thought you said that it was branded”. No we are branded, that branded expertise works very well in private label soup. What a retailer is looking for is branded expertise to support them in their categories. We have had extensive conversation with a number of retailers trying to evaluate if we should get into the private label business with them. We have come to the joint conclusion that we really can’t because as a branded supplier to our categories, we can’t really meet their needs as well as our needs. But if you are not in a segment you can bring all that branded expertise which is merchandising programs, product development, packaging ideas you can bring this to the category and be a great resource for that retailer. I think that is the opportunity for us in the private label soup business. It is out there, it is working well, I think we have great opportunities. It is under development right now, I don’t know if we have the share up there. There are some customers that had 25% share private label, and the national share in the business is between 8 to 10 % right now. It is an underdeveloped category. This business is number one in private label because it does have the branded expertise to support these businesses. This is a big opportunity I believe. And the great thing is that the margins in this business are great with RTS, which is the segment of the market that is growing. Baby foods again, significant opportunities here for us, the Del Monte brand is an endorsing brand, compared to the Heinz brand. I think the Del Monte brand carries some good equity in that regard and we will be able to up age our product offering using the Del Monte brand. This is clearly an opportunity for organic growth.

David –

Thank you. Now that you have seen who we are and what we plan on doing with the business, let me tell you what we plan to deliver financially. We expect this transaction to be accretive to earnings, we expect to deliver consistent top line growth, driven by renewed marketing investment, new product innovation, share gains, and of course population growth. With steady top line growth, continued debt reduction and operational improvements, we expect to deliver annual EPS growth in the 9 to 11 % range. We will focus on high return capital programs, and operate with improved capital management. We will apply the same disciplined approach to acquisitions that have served us well over the last 6 years. Finally, we will have a stronger capital structure with enhanced access to capital markets. Free cash flow will allow for significant and immediate delivering and a market cap of about 3 million dollars, provides for stable equity base. That is based on a projected 14-dollar share price. We have grown the top line at Del Monte and EBIDTA over the last 6 years at 6% and 10% respectively. We have targeted what we believe to be a very reasonable and achievable cost savings program in G&A, logistics, operations, purchasing, and brokerage cost. We have done a pretty intensive study, we employed Bain along with Del Monte's management and Heinz’ management and embarked on a significant study that we believe will turn up in excess of $60 million dollars in synergies which will come in to play in the next 3 or 4 years so we believe this is very, very conservative. These are our growth targets 2 to 4% on the top line and 9 to 11% on the bottom line. Del Monte will be a financially stronger company with increased access to capital markets by continuing to use free cash flow to deliver the company Del Monte will significantly strengthen its balance sheet this transaction proforum will decrease our debt to EBITDA ratio from 4.1 to 3.6 at closing. With a equity value of approximately 3 billion dollars the new mid cap size Del Monte will enjoy increase equity with a broad investor base.

Rick –

Thank you Dave. This just sort of reenforces what we said at the onset meeting I guess from my point of view I would summarize this in pretty simple perspective that is personally this business is a good strategic fit with us. It fits in the market place and it fits in the supply chain. Because of that fit and because of what we will be able to do in terms of synergies and cost management we’ll be able to invest a significantly greater amount of resources against brands that have not been core and have not been fully supported. We think by doing that combined with strategic management that closely focuses on the issues of the these businesses we will be able to realize the full potential of brands and businesses that are fundamentally very strong. You put all this together with a management team that is coming over with these businesses and our own group that’s worked together for a number of years. I think you have an opportunity for a very very solid business going forward, and that would be the end of our prepared remarks. Thank You

Question –

Answer –

The issue of complexity is I think relatively straight forward, when you look at the businesses coming over we have a business in the pet food category, pet food and pet snacks. The issues here are well defined with in the category they are specific to pet food and pet snacks you have a team in place that will be dealing with these business unit issues. You look at tuna you also have a good team taking care of the tuna issues on a business unit basis and baby food and private label are relatively simpler businesses to deal with, those combined with the core Del Monte business I don’t think dramatically increase the complexity of our business in terms of a excessive challenges there discreet challenges but there challenges that share many similarities. I said before with consumer dynamics, customer issues, and the fact by putting them together you get I think a certain amount of clout, certain amount of scale which you will be able to benefit from by putting them together. I have to also say David that this is a business that is going to be focused on those businesses. We don’t worry about food service businesses we don’t worry about international businesses, we have a pretty focused business. When I go to work in the morning I worry about a lot of things but George Bush doesn’t need that help. When I go to work in the morning I am going to worry about the fruit, vegetable, tomato business the Del Monte business I worked on for 5 years I am going to worry about what we can do to drive pet snacks to a higher level make sure we are doing the right thing with pet food, drives this pouch for tuna because I think there is a big opportunity there and make sure we realize a full potential of an underdeveloped private label soup business. Then we will take care of the little people it is not a terribly complex set of businesses particularly when you have a platform that they will be set on with a distribution base, operating expertise, granted expertise what we have in place at Del Monte.

Question –

Being discreet but where is the synergies coming from?

Answer –

They will be discreet business units in terms of operating management, marketing, and a portion of there sales organization we will have shared support services that will support all of our businesses. For instance, finance will provide business planning management for each one of the business units. We will have trade planning that will provide services for each one of the business units we will have logistics, warehousing, operations planning that will provide support for each one of these business units. So people running and managing these businesses have to worry about strategic issues, executing against those about having a plan that works but don’t have to worry about negotiating a good lane rate per logistics. They don’t have to worry about accounting issues or AP we have the G&A operations logistics as a platform that will support these individual business units and that respect I think is very straight forward. Dave has the same issues evaluating financial issues with his other businesses with the same dynamics we have with our current we’ll expand the staff to do that and it is being put in place now.

Terry –

I have a question on pet food Imes is basically just half the pet food is treats and the other half was canned stuff. And pre this deal they were talking about letting the canned stuff just basically suffer nutrition down to zero. Obviously you got a tough business there if you look at the pet treat business that was obviously doing better but you’re a smaller company with presumably less marketing funds to influence your competitors. I am just curious as to where you see the potential.

Answer –

Starting with the back part of your question in terms of pet snacks as you can see from the exhibit we put earlier we actually because of the synergies and the cost savings will be driven by this business we will have greater financial resources to invest against these brands that Heinz was investing. We will be increasing the support in the pet snack category as well as the pet food category. In terms of competing in that business and in the pet food business itself we have some very strong brands that will allow us to leverage that equity with the consumer and build those businesses because they will be better supported. In terms of the pet food business I think there a little bit more complex set of questions but I think if you look at Kibbles 'n Bits like I said before Kibbles 'n Bits is a product line that it is equity and product is focused on indulgence as opposed to nutrition you have a very distinct product consumer segmentation that’s focused on indulgence as compared to nutrition within nutrition you have two subsets of categories you have premium and non premium. The premium segment the Imes sort of people they are just going to feed their dog fat and their probably pretty committed to nutrition and are not going to be subject to a lot of switching. When you look at the lower premium section of the market there is substantial opportunity for switchers and we are the leading brand in the indulgence segment. I believe we will continue to drive our share in the indulgence segment of the dry dog we will be able to take the benefit the growth from the switchers coming out of the non-premium segment of dry dog. We turn to cat nine lives wet that is a business that has had issues with product quality that has had issues with pricing strategy has had issues with multiple pacts. All of which are being address, which we will address. So I think that the opportunity here is not one that is fundamental to the businesses I think there are some issues here with opportunities to invest in higher amounts to invest in the before I think having some consistent strategies that will be following and have already been put in place. Staying with those strategies will be an important opportunity for us and I believe when you look at the segment to these markets the and the um the equities of these brands you have the ability to in each one of these market segments.

Question –

You inherit their soup plant in Pittsburgh; yes it will be an important find for us we will be operating the Pittsburgh plant for soup as well as infant feeding. And that is also where are offices will be head quartered in Pittsburgh. We will be moving some soup production that is outside the Pittsburgh plant into our vegetable plants in the Midwest as well as the west coast part of the synergy for the company.

Question -

There is going to be a six to seven month delay between when the deal closes.

UnAUDIOBLE

For to six

During that time these business are considered to be an unloved stepchild in the Heinz portfolio. Have you considered that in your plan with a further decline with business? I know of some other deals in the industry where it has ended up being an issue.

Answer-

Yeh, I think we have had certainly a strong understanding with Heinz management starting with Bill and working on through that they are committed to handing these off to their shareholders in good shape. I think that is one of the dynamics you need to understand I think it is operative here which is that any detriment done to this business will be a problem for the Heinz shareholders who own 75% of the company. Going forward so I think there is a certain responsibility there that they feel from that perspective. I think at the same time, there is a sense of association a sense of belonging to these brands. Before Bill came up in his career, I think there is a commitment to operate these effectively as well. So I think you have the shareholders commitment you have the software I think real management desire to make it work. We understand what there first year plan looks like; it will fit well with where we are going. So the strategy is not a rapid left turn or right turn off of where they are. In many respects it is a continuation of what they are I have some ideas that we can do once the closing occurs. But there are a lot of steps that are taking place now that I think are the right steps to take. That is why I am very excited about the opportunity I think that Heinz has identified some issues and opportunities. The pouch is one, putting the quality back into nine lives. That has a 7 to 1 negative flavor profile. They move that back up to parity. It is very disconcerning to see your cat follow from starvation because 7 to 1 pupperoni was cut in half. Imagine giving a pet snack to your dog doesn’t like it. They have some real issues and they have been addressing those issues and it is that kind of step forward that I believe is already underway that will continue to optimize going forward so I think that there is always that risk (UNADIBABLE) by continued shareholder ownership. Commit to these businesses a plan in place that makes sense from where we want to take the businesses. And these are being run by the guys who are responsible for us making this company a great company to in terms of performance. It will be I think a very jealously guarding there future.

Question –

Just to get a few facts straight you mentioned a sales number from 3 billion 3.1. Fourteen to 16 percent EBITDA margin that means performing EBITDA is (UNAUDIABLE)

I think at the end of three point six it is uh the debt will be at the closing should be 2.2 with a full 450 million dollar revolver. That is the total facility the revolver will probably average. Tom what is it going to average? About a hundred.

Question –

Can you talk about the length of the EBITDA from the different business you are acquiring and EBITDA the acquired business looks like 290 or so. I just want to know how much the deficit is.

Answer –

Yeh, we are not prepared to do that but you are in the ballpark when you look at Del Monte EBITDA being from 155 to 165 this year that is what are projection is and 14% times the 3.1 billion that difference is what the Heinz businesses are that are coming over. They are very different margins in those businesses. The baby food and the soup businesses have very very nice margins and the tuna and the pet food businesses are less then that but the pet snack businesses have obviously having excellent margins also. But I am not prepared to get into the individual margins by the individual businesses at this time.

Question-

Can you discuss the operating performance of the pet food businesses that you are acquiring? (UNADIBIABLE)

Answer –

The operating performance on the pet food business has been declining fairly rapidly over the last few years. I think which Rick talked on touched on the points on why the declined happened. Actually we will anticipate that decline to continue and Performa year 03 and they are doing specific things on why that decline will happen. We think that will start to turn around and stabilize as a result of the improvements they made in the product as well as the fact that the mix is going to improve. They had a lot of private label pet food business that wasn’t necessarily profitable they are getting out of this year.

Question-

What kind of decline are we talking about? 10%, 5% 50%

Answer –

I actually would have to look at the model. I can’t remember what the decline is.

Question –

As far as the cost savings number you mentioned 60 million dollars by 06 year. How much in one-year?

Answer –

Yeh, the cost savings in the first year and the will be about 11 million dollars. It will ratchet up to 27 million and then 55 million in a (UNAUDIBLE) and then eventually end up at around 60 million dollars. The cost savings are really we are feeling very very comfortable as Rick mentioned we are gonna get logistics savings of about 16 to 18 million. Just evaluating the cost per lane ah what Del Monty paid and what Heinz paid results in ah in significance savings ah the fact that we have distribution centers in the same cities and the cost of running those distribution centers compares side by side there was a difference ah those costs are as I said will realize 16 to 18 million dollars in logistic savings same thing in purchasing. They buy cans actually from our can supplier portion of there cans the difference in the cost of those cans between the to is like 3 or 4 million dollars. Just by saying to our can supplier we now want the same price on those cans. We are consolidating some manufacturing operations as you know we run our plants three or four months a year by bringing some soup and business into those plants we can run those plants 12 months a year and take advantage of that infrastructure. So NGNA when you fully load there organization there are some pretty significance head counts you can take out in terms you do not need two CFO’s you don’t need two CEO’s you don’t need two treasurer functions so we believe there are some real opportunities there in terms of consolidating the two companies. So we are quite comfortable.

Question: Just to be clear, Comp savings in the first year 11 and the second year 27.

Answer: Yes

Question: 55 by the end of the third year

Answer: Just one thing worth ah to your question. Terry I don’t want to under state you the at the pet food business cause we have some good people working on it. So I think if you look at the fundamental of their issue change product quality not a good idea they did it they lost share in pupperoni and they lost share in 9 lives. You replace product quality that’s what you got to do to maintain consistent share and consistent business they under invested in the brands because they it was not core to there business. Our investment numbers are usually in the charts will go up substantially against those they will be core business for us where they will get a lot of senior level attention. At which is not really the case for the business that have international retail food service and a broad array of issues it goes back to the point about our having a pretty strong focus against north Americans retail business so I think the issues there are definable I think they can be addressed. I think you have the fundamentals of strong brands that you can lever to take advantage of it. Kristen

Question: (UNAUDIOBLE)

Answer: The questions has to do with the amount spending required to drive these businesses and I think what you saw there with the percentages increases in the chart the you have there in the book represents the kinds of increases that we have in our plan that we think fund the kinds of programs that will be required they will be things like a full national T.V. program for kibbles and bits support. They will be taking out a message that will support the increased product quality for nine lives. They will be a national support for a pouch program. Familiarizing the consumer with a higher quality ease of use convenience having and causing the consumer to rethink the tuna category. They will continue to build on the fund of pet snacks and so those were built up on programs that reflected those numbers.

Question: (UNAUDIOBLE)

Answer: Capital spending Dave

Dave: We’ve projected capital spending in first year 2003 to be about a hundred million dollars. The way that’s broken out and again this is on a Performa basis because obviously we are not going to own it for the entire 2003. Is 35 million dollars in maintenance, that is 15 for Del Monty and 20 for the Heinz business that are coming over historically those are very very good numbers. We’ve identified 40 million dollars for economic return type projects. Del Monty in the past has achieved a 25% after tax return on capital projects that they have done. We will probably reduce that somewhat but we won’t spend that 40 million dollars unless an acceptable return. We have also plugged in the first year almost 30 million dollars in Cap X in terms of what we think is required in order to achieve some of the synergies and integrations cost associated with bringing these two companies together in fact if you look at the expense that we are expecting that we anticipated in our projections as well as the capital we have planned on over a hundred million dollars of cost in Cap X in order to successfully integrate these two companies and successfully integrate these manufacturing facilities. In the second year the number will actually come down to about 80 million dollars again the 35 million dollars for maintenance we’re budgeting approximately 30 million dollars again for economic type return projects and then 20 million dollars or there abouts for synergistic Cap X projects

Question: (UNAUDIBLE)

Answer: I don’t the percent of sales right here. I can get that for you. But the increase of our marketing spending for the first year will be in excess of 10% verses what was historically spent on these businesses, so it is a pretty sizable increase. I know everybody has been here for a long time here this morning. I think there are a few questions on the telephone.

Operator: Thank You, Our first is from Karen Elderidge, Goldman Sachs.

Karen Elderidge: I sorry what was your what was your estimated EBITDA forecast

Answer: the estimated EBITDA is 3 billion dollar on a Performa basis is about 16 % that is the EBITDA margin is.

Karen Elderidge: And can you comment on quality of the manufacturing assets for the acquired business given that Heinz as you said hadn’t keep it as a core operation.

Answer: Yeah Karen good morning how are you?

Karen Elderidge: Good thank you how are you?

Answer: Good thank you. The Pittsburgh plant had about 100 million put into it early 90’s we believe that has some good operating components to it we believe that it will fit well with the Del Monty system and we believe that there are probably some improvements we could introduce but the basic structure of it is good we think that there are some capital opportunities in a couple of pet food plants that would improve the through put there so I would say that the plant are in satisfactory condition I think that there are some like the Pittsburgh plant which has been improved upon and I think that there are some we could make some investments to improve the through put and product quality.

Karen Elderidge: And are any operating at severely low capacity or are they all pretty well utilized.

Answer: Heinz is going through a rationalization program recently and ah the are operating at a reasonable capacity. But that is something that we will certainly look at to see about scheduling and other opportunities as we get into it

Karen Elderidge: Okay and have you talked yet with the rating agencies and have they given any rating indication of where they are going to move your ratings after this?

Answer: Dave or Tom have they given any definite indications yet. Karen we have met with the rating agencies last week I think what they will probably do at this time would be to wait a while. We will come back to them with a fuller story in a couple of months and probably do something then. We would certainly hope and expect that our ratings from where we are today at a b+ Corporating will be up probably by the time we go out to do the actually financing.

Karen Elderidge: Thank You

Is there another question on the phone?

Operator: Yes the next question is from Kim Logan of JP Morgan

Kim Logan: Good morning

Hello Kim how are you

Kim Logan: Good thanks, can you comment on the growth trends over the last couple of years of the categories your bringing on with this transaction.

Answer: They pet food category has grown in the mid 8% level the Oh I’m sorry the stock has gone to a mid 8% level the pet food 4 to 5% so these are categories that have good growth opportunities.

Kim Logan: Thank You

Is there any other questions? I think that an important point that I would like to leave with you too is that again that this a focused business in North America and that we have resources to drive this business and operate it well given this new organization. Thank you very much.

Operator: Ladies and Gentlemen this concludes today’s conference call thank you for your participation and you may disconnect at this time.